Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

08004940

SEC
Mail Processing
Section

SEP 12 2008

Washington, DC
101

10 September 2008

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
SEP 17 2008
THOMSON REUTERS

dlw 9/16

cag_cosec_syd_prd/68580_1

Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

8 September 2008

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL), MQ Specialist Investment Management Limited (MQSIML) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 5 September 2008, in respect of MQSIML and MQPML, the percentage of Macquarie voting shares:

(a) over which they have the power to control voting or disposal was 0.010%; and
(b) underlying any options, derivatives and conditional agreements held by them was 0%.

As at 5 September 2008, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.017%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Company Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

MACQUARIE

Macquarie Group Limited



Morgan Stanley Australian Investment Conference London

4-5 September 2008

Richard Sheppard –
Deputy Managing Director

MACQUARIE

Disclaimer

This presentation has been prepared by Macquarie Group Limited (Macquarie) ABN 94 122 169 279. This presentation is general advice only and does not take account of your objectives, financial situation or needs. Before acting on general advice you should consider the appropriateness of the advice having regard to these matters. Information, including forecast financial information, should not be considered as a recommendation in relation to holding, purchasing or selling securities or other instruments. While due care has been used in the preparation of forecast information, actual results may vary in a materially positive or negative manner. Forecasts and hypothetical examples are subject to uncertainty and contingencies outside the control of Macquarie. Past performance is not a reliable indication of future performance.

About Macquarie

- Global provider of banking, financial, advisory, investment and funds management services
- Main business focus making returns by providing a diversified range of services to clients
- Listed on Australian Securities Exchange (ASX:MQG), top 20 company
- Regulated by APRA, Australian banking regulator, and over 100 other agencies around the world
- Assets under management total more than $A225 billion[1]
- Long-standing approach to risk management
- Founded in 1969, currently operate in more than 60 office locations in 25 countries and employ more than 13,700[2] people

1 At 30 June 2008. 2 At 31 July 2008

Growth record


Operating Income
$Am
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
$8.2b
2004
2005
2006
2007
2008


Net Profit
$Am
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
$1.8b
2004
2005
2006
2007
2008


EPS
Acps
700
600
500
400
300
200
100
0
$6.71
2004
2005
2006
2007
2008


Dividend
Acps
400
350
300
250
200
150
100
50
0
■ Special dividend
$3.45
2004
2005
2006
2007
2008

Years ended 31 March

Major business activities

Macquarie Capital
- Corporate finance, including
  - advisory,
  - equity capital markets,
  - project finance,
  - private equity,
  - specialised funds management
- Financial products
- Specialised leasing & asset financing

~50%

Macquarie Securities[1]
- Institutional and corporate stockbroking
- Equities research
- Equity-linked investment, trading and risk management products
- Services for hedge funds
- Structured equity finance

~25%

Treasury & Commodities
- Metals & energy capital
- Agricultural commodities and investor products
- Energy markets
- Foreign exchange
- Debt markets
- Futures
- Economic research

~15%

Macquarie Funds Group[2]
- Managed funds across a wide range of asset classes
- Funds-based structured products
- Hedge funds
- Fund of funds
- Responsible entity and back-office services

<5%

Banking & Financial Services
- Full service stockbroking
- Residential and commercial mortgage origination & servicing
- Financial planning
- Private banking
- Investment lending
- Relationship banking services
- Personal loans
- Credit cards
- Online stockbroking

~5%

Real Estate
- Real estate investment management
- Real estate structured finance
- Real estate investment banking
- Land development
- Real estate research

<5%

Percentages are approximate FY08 contribution based on management accounts before unallocated corporate costs, profit share and income tax. [1] Macquarie Securities Group was formed in April 2008 from the merger of the Equity Markets Group and Macquarie Capital Securities. [2] Macquarie Funds Group was formed in August 2008 from the merger of the funds and fund-based structured product businesses within the Funds Management Group, Equity Markets Group and Macquarie Capital Products

Assets under management of $A225 billion


$Ab
250
200
150
100
50
0
Securities Wholesale
Securities Retail
Other Specialist
Real estate
Infrastructure
$A225b
2004
2005
2006
2007
Mar-08
Jun-08

Years ended 31 March.
Note: Sale of Macquarie-IMM Investment Management and Macquarie ProLogis Management during year to 31 March 2008 reduced AUM by over $A6b

Capital growth
Return on equity: 23.7%

- Consistently grown capital ahead of business requirements to allow for future growth


$Ab
$12
$10
$8
$6
$4
$2
$0
New Capital
Macquarie Income Preferred Securities
Macquarie Income Securities
Ordinary shareholders equity
$A2.8b
$A4.4b
$A5.3b
$A7.5b
$A10.0b
2004
2005
2006
2007
2008

Years ended 31 March.
Note: New capital refers to the relevant year only and includes capital placements, share purchase plan, DRP and options exercises

Not withstanding good operating performance, MQG share price has reflected global financials


MSCI World Diversified Financials Index
Macquarie Group
Index
130
120
110
100
90
80
70
60
50
01-Jan-07
31-Jan-07
02-Mar-07
01-Apr-07
01-May-07
31-May-07
30-Jun-07
30-Jul-07
29-Aug-07
28-Sep-07
28-Oct-07
27-Nov-07
27-Dec-07
26-Jan-08
25-Feb-08
26-Mar-08
25-Apr-08
25-May-08
24-Jun-08
24-Jul-08
23-Aug-08

What distinguishes Macquarie



What distinguishes Macquarie

1. Derives most operating income from provision of products and services to clients
2. Long-term record of successful risk management:
   - No problem trading exposures
   - No material problem credit exposures
3. Diversified by business mix and geography
4. Regulated by Australian Prudential Regulation Authority (APRA) as holding company of an Australian bank. Operations subject to over 100 regulatory agencies around the world
5. Continually adapting to change – market downturns have typically created opportunities
6. Well positioned in terms of funding

Derive most income from provision of products and services to clients


Commodities, resources^ and foreign exchange, 13%
Lending, leasing and margin related income, 11%
Cash equities – institutional & retail, 13%
Equity derivatives, 15%
Asset & equity investments (excl. specialist funds)^ and other income, 11%
Specialist funds including infrastructure and real estate (incl. M&A and asset sales), 20%
Third party M&A and advisory income^, 9%
Securities funds management and administration, 8%

Operating income for the year ended 31 March 2008. ^Income from clients and activities associated with the resource sector is included within "Commodities, resources and foreign exchange".

Long-term record of successful risk management

- No problem trading exposures
- No material problem credit exposures
- No exposure to Structured Investment Vehicles (SIVs)
- No subprime lending
- Longstanding policy of granting very few standbys and warehouses
- No problems with debt underwritings
- Only modest holdings of highly rated debt instruments partially backed by US subprime mortgages
- No underwriting of leveraged loans
- Very little underwriting of corporate loans
- Modest credit exposures to the hedge fund industry
- No material exposures not already known to investors
- Well funded, with liquid assets of over A$20b[1]

1. At 30 June 2008

Diversified mix of income



Dividends & distributions, 1.0%
Share of net profits of associates, 1.9%
Net interest income, 8.1%
Interest rate products, 1.2%
Foreign exchange products, 3.0%
Commodities products, 4.5%
Equity derivatives products, 13.4%
Other fee and commission income, 2.3%
Funds under administration, 1.7%
Banking, lending and securitisation 0.8%
Financial products & cross border leasing, 1.6%
Other, 2.6%
Brokerage and commissions – retail, 3.3%
Base funds management fees, specialist funds, 7.2%
Base funds management fees, other funds, 3.8%
Performance fees, 4.4%
Income from asset realisations, 11.2%
Mergers and acquisitions, advisory and underwriting, 16.8%
Brokerage and commissions – wholesale, 11.1%

Note: Operating income for the year ended 31 March 2008. Excludes net impairment charges.

Geographically diverse sources of income
International income 57% of total[1]



Australia
$Am
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2004
2005
2006
2007
2008

Australia: 2007 included significant income from a number of asset realisations, including Goodman Group.



Asia-Pacific
$Am
2500
2000
1500
1000
500
0
2004
2005
2006
2007
2008

Asia-Pacific: market conditions held up well in 2008, and the region also benefited from the realisation of the investment in Macquarie-IMM.



Europe, Africa, Middle East
$Am
2500
2000
1500
1000
500
0
2004
2005
2006
2007
2008

Europe: 2007 was a strong year for corporate finance activity and included income from a number of asset realisations.



Americas
$Am
2500
2000
1500
1000
500
0
2004
2005
2006
2007
2008

Americas: 2007 included income from significant oil and gas in realisation; 2008 impacted by credit disruption and write-downs on investment in listed real estate trusts with US assets

Note: Income in each region excludes earnings on capital and other corporate items. 1 Year to 31 March 2008

Growth through the cycle



Profit ($Am)
120
100
80
60
40
20
0
0.8
0.6
0.4
0.2
0
Hill Samuel UK opens branch office in Sydney
1969 1970 1971 1972 1973 1974 1975 1976
First listed property trust
Enter stockbroking
Global real estate crash
London office opens
Stock market crash
MBL established
$A floated
1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992

Years ended 31 March

Growth through the cycle



Profit ($Am)
2000
1800
1600
1400
1200
1000
800
600
400
200
0
Orion Securities
CIT Systems Leasing
Group restructure
Credit market disruption
Giuliani Capital
SARS
Russian debt crisis
9/11
US recession
Thames Water
Asian financial crisis
ING acquired
Dot com crash
Sydney Airport
BT Australia acquired
Hills Motorway
Mortgage securitisation
MBL listed
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Years ended 31 March

Group funding requirements
At 31 March 2008

- Significant difference between statutory balance sheet and actual funding requirement

	Mar 08 $Ab
Total assets per Statutory Balance Sheet	**167.2**
Less accounting gross-ups and non-recourse funded assets:	
Self funded trading assets	(28.9)
Securitised assets and non-recourse warehouses	(25.2)
Derivative revaluation gross-ups	(18.6)
Life investment contracts and other segregated assets	(8.3)
Broker settlement balances	(5.8)
Other	(7.6)
Total funding requirement	**72.8**
Banking Group	53.9
Non Banking Group	18.9
Total funding requirement	**72.8**

Group funding
At 31 March 2008

Balance sheet composition	$Ab
Funding sources	
Issued paper (NCDs, commercial paper and other issued paper)	25.8
Secured funding	8.2
Other bank loans	0.3
Bonds	8.1
Senior credit facility	9.0
Deposits	13.2
Subordinated debt	2.3
Hybrid	0.8
Equity	9.2
Undrawn Senior credit facility	(4.1)
Total funding sources	**72.8**
Assets	
Cash and liquid assets	20.8
Net trading assets	11.3
Loan assets – less than one year	13.4
Assets held for sale	0.8
Other investment securities	2.6
Loan assets – greater than one year	17.6
Investment in Macquarie managed funds and equity investments	6.3
Total funded assets	**72.8**

A$27.3b

Diversity of funding sources ($Ab)



Secured funding, $A8.2
Bonds, $A8.1
Equity, $A9.2
Hybrid, $A0.8
Deposits, $A13.2
Negotiable certificates of deposit, $A12.2
Commercial paper, $A7.6
Other issued paper, $A6.0
Other bank loans, $A0.3
Subordinated debt, $A2.3
Drawn Senior credit facility, $A4.9
Undrawn Senior credit facility, $A4.1
Total (including undrawn) = $A76.9b[1]

Term funding (drawn and undrawn) maturing beyond 1 year[1] (including equity)



Total = $A30.9b
$Ab
14
12
10
8
6
4
2
0
Equity
Hybrid
Subordinated debt
Debt
1-2 yrs
2-3 yrs
3-4 yrs
4-5 yrs
>5 yrs

Includes undrawn component of the Senior credit facility of A$4.1 billion.

Banking Group funding
At 31 March 2008

Balance sheet composition	$Ab
Funding sources	
Issued paper (NCDs, commercial paper and other issued paper)	25.8
Secured funding	7.1
Bonds	8.1
Deposits	13.0
Subordinated debt	2.3
Hybrid	0.8
Equity	5.6
Total funding sources[1]	**62.7**
Assets	
Cash and liquid assets	18.7
Net trading assets	10.5
Loan assets – less than one year	12.4
Other investment securities	1.9
Loan assets – greater than one year	13.8
MBL Bridging loan to MGL	8.8
Non Banking Group deposit with MBL	(5.8)
Investment in Macquarie managed funds and equity investments	2.4
Total funded assets	**62.7**



Diversity of funding sources ($Ab)
Secured funding, $A7.1
Bonds, $A8.1
Subordinated debt, $A2.3
Equity, $A5.6
Other issued paper, $A6.0
Commercial paper, $A7.6
Deposits, $A13.0
Negotiable certificates of deposit, $A12.2
Total = $A62.7b
Hybrid, $A0.8



Term funding maturing beyond 1 year (including equity)
$Ab
Equity
Hybrids
Subordinated debt
Debt
Total = $A18.6b
1-2 yrs
2-3 yrs
3-4 yrs
4-5 yrs
>5 yrs

1 Includes funding required for the $A8.8 billion Bridging loan from MBL to the Non-Banking Group.

Non-Banking Group funding
At 31 March 2008

Balance sheet composition	$Ab
Funding sources	
Secured funding	1.1
Other bank loans	0.3
Deposits	0.2
MBL Bridging loan to MGL	8.8
Senior credit facility	9.0
Equity	3.6
Undrawn Senior credit facility	(4.1)
Total funding sources	**18.9**
Assets	
Cash and liquid assets	2.1
Non Banking Group deposit with MBL	5.8
Net trading assets	0.7
Loan assets – less than one year	1.0
Assets held for sale	0.8
Other investment securities	0.8
Loan assets – greater than one year	3.8
Investment in Macquarie managed funds and equity investments	3.9
Total funded assets	**18.9**



Diversity of funding sources ($Ab)
Deposits, $A0.2
Other bank loans, $A0.3
Undrawn senior credit facility, $A4.1
Equity, $A3.6
Secured funding, $A1.1
Drawn Senior credit facility, $A4.9
Total (including undrawn) =$A23.0b[1]
MBL Bridging loan, $A8.8



Term funding (drawn and undrawn) maturing beyond 1 year[1] (including equity)
$Ab
Debt
Equity
Total = $A16.1b
1-2 yrs
2-3 yrs
3-4 yrs
4-5 yrs
> 5yrs

1 Includes undrawn component of the Senior credit facility of A$4.1 billion.

Term funding transactions since 31 March 2008

Funding source	Category	Amount	Term
Secured finance	Term securitisations (PUMA and SMART series)[1] and other secured finance	A$4.5 billion	Up to 15 years
Issued paper	Capital markets private placements	A$1.1 billion	1-2 years
Hybrid	Convertible Preference Securities	A$0.6 billion	5 years
Senior credit facility	Conversion to term funding of part of the Standby Facility extension	A$0.2 billion	3 years
Total term funding		**A$6.4 billion**	

- In addition, MBL has increased deposits by A$3.8 billion since 31 March 2008 to A$17 billion at 31 July 2008.

1 PUMA is Macquarie's residential mortgage securitisation programme. SMART is Macquarie's auto and equipment and receivables programme.

Funding structure

- MGL and MBL are the Group's two primary external funding vehicles which have separate and distinct funding, capital and liquidity management arrangements
- MGL provides funding predominantly to the Non-Banking Group
- MBL provides funding to the Banking Group as well as a transitional bridging loan to MGL as part of the Group's restructure
  - — The bridging loan is an unsecured amortising two-year committed facility. Balance amortised from $A10b in Nov 2007 to $A7.6b at 30 June 2008



Debt
MACQUARIE GROUP LIMITED (MGL)
Equity
Debt & Equity
Bridging Loan
Debt & Equity
Debt and Hybrid Equity
MACQUARIE BANK LIMITED (MBL)
Banking Group
Non-Banking Group

Regulatory capital position

Macquarie Group Limited – Regulatory Capital Position (31 March 2008)



Banking Group
Non Banking Group
Buffer for volatility, growth and strategic flexibility
CPS
Minimum Capital Requirement
Buffer for Volatility
Growth and Strategic Flexibility
Regulatory Capital Position
$0
$1
$2
$3
$4
$5
$6
$7
$8
$9
$10
$Ab

- MBL accredited by APRA for advanced approaches under Basel II for credit risk (Foundation Internal Ratings Based) and operational risk (Advanced Measurement Approach)
- At 31 March 2008, buffer of approximately $A3b of capital in excess of Group's minimum capital requirements
- CPS issued July 2008 as part of Macquarie Group's ongoing capital management and funding strategy, maintaining sufficient capital for growth over the medium term and providing the ability to take advantage of opportunities as they arise

MACQUARIE



Current conditions and Outlook

Global market conditions

- **Credit markets**
  - — Since August 2007, credit markets have been extremely difficult and funding has been more expensive
  - — Funding costs at significantly higher levels than pre-August 2007
- **Equity markets**
  - — Volumes have dropped off from very high levels of second half calendar 2007
    - — Asia down 13% for 6 months to 30 June 2008 compared with second half calendar 2007
    - — Australia down 9% for 6 months to 30 June 2008 compared with second half calendar 2007
    - — Volumes have continued at lower rate during July-August 2008
- **Mergers & Acquisitions and Equity Capital Markets**
  - — Activity levels have fallen globally although pipeline reasonable
  - — Good levels of activity in Australia and, to a lesser extent, Asia
- **Global real estate**
  - — Sharp decline in all global listed real estate markets
  - — The A-REIT price index has recovered 15% from a mid-July trough, but is still 45% below it's October 2007 peak
  - — Investors are waiting for evidence of financial and real estate market stabilisation

Solid first quarter to 30 June 2008 but down on record prior corresponding period

- Conditions in many markets have deteriorated since this time last year. All groups operating profitably, but reported lower first quarter results than prior corresponding year's record first quarter
- Businesses performing relatively well in more difficult market conditions. Good contributions from:
  - — Corporate finance and advisory
  - — Institutional and retail broking businesses, including equity derivatives
  - — Commodities related trading businesses
  - — Foreign exchange
- Expanded capital base provided higher earnings
- Remuneration expenses down, including estimated profit share

Some recent highlights

- Large advisory transactions
  - BrisConnections consortium, Brisbane Airport Link tollroad
  - Adviser to BUPA on its $A2.4b merger with MBF
  - Takeover defence adviser to Dyno Nobel on $A3.8b acquisition of Dyno Nobel by Incitec Pivot
  - Joint Bookrunner and Joint Lead Manager to Shandong Chenming Paper's HK$3.2 billion H Share IPO
  - Adviser to LS Cable Ltd, Korean-headquartered wire and cable manufacturer, on agreement to acquire US-based Superior Essex Inc. for US$1.2b. Korea's largest unsolicited acquisition of a US listed company.
  - Completed two asset-backed securitisation transactions totalling $A1.8b – including one of largest publicly placed securitisations in Asia-Pacific region since commencement of credit disruption (SMART 2008-1E)
- Some current advisory roles
  - Defence adviser for Rio Tinto in response to BHP Billiton bid
  - Co-underwriter and manager of Alumina's $910 million capital raising
  - Adviser to TPG and infrastructure fund Global Infrastructure Partners which made an offer for Asciano
  - Adviser to National Foods/Kirin on Dairy Farmer purchase

MACQUARIE

Some recent highlights

- Some current advisory roles (contd)
  - Adviser to Australand Capital Group on capital raising
  - Adviser on Leighton Holdings' planned $500 million equity raising
  - Adviser to Telstra in its bid to roll-out and operate a national broadband network for Australia
  - Adviser to ArcelorMittal on purchase of Macarthur Coal shares
  - Adviser to Aquila Resources on strategic options
  - Joint financial adviser to Xstrata on cash offer for Lonmin
  - Adviser to NSW Government on the $12 billion North West Metro rail line
  - Co-arranger for China Southern Railway's dual Shanghai and Hong Kong initial public offering of up to $2.1b
- Asset acquisitions/disposals
  - Sale of 100% interest in Longview Oil & Gas, US-based oil and gas producer
  - Macquarie and affiliates committed to acquire 65% interest in Express Energy Services, US-based oil and gas services provider
  - Acquired majority holding in US fixed income funds management specialist, Allegiance Investment Management LLC
  - Agreed to acquire US futures execution and clearing business Shatkin Arbor, Inc.

Some new growth initiatives



Commodities, resources[1] and foreign exchange, 13%

- Freight derivative services to shipping and freight industry
- Carbon trading initiatives
- Structured credit

Lending, leasing and margin related income, 11%

- Acquisition of US based CIT Systems Leasing
- New deposit and other retail products

Cash equities – institutional + retail, 13%

- Securities businesses expansion in UK & US

Asset & equity investments (excl. specialist funds)[1] and other income, 11%

- Climate change investments
- 65% of US- based oil & gas provider - Express Energy Services

Equity derivatives, 15%

- Internal merger forming combined equities business

Third party M&A and advisory income[1], 9%

- Continued international expansion into Asia, Nth America and Europe

Specialist funds including infrastructure and real estate (including M&A and asset sales), 20%

- Continued expansion of specialist funds business - new funds, new geographies

Securities funds management and administration, 8%

- New combined funds business – using full set of product skills for more innovative product

Operating income for the year ended 31 March 2008. [1]Income from clients and activities associated with the resource sector is included within "Commodities, resources and foreign exchange".

Specialist fund initiatives

- New funds:
  - — Russian infrastructure fund (joint venture with Renaissance Capital)
  - — Indian infrastructure fund (Memorandum of Understanding with State Bank of India)
  - — Macquarie Special Situations Fund (co-investment opportunity fund)
  - — MGPA Fund III closed with commitments of US$5.2b; two private equity real estate funds, mandated to invest in Europe and Asia
  - — St Hilliers Property (JV) closed a $A200m open-ended wholesale development to core fund
- Other fund initiatives:
  - — Real Estate: focus on managing REIT borrowings including extending and restructuring key debt facilities and selective asset sales to repay debt
  - — Macquarie Private Capital Group privatisation completed
  - — Macquarie Capital Alliance Group acquisition proposal by Macquarie Advanced Investment Group – securityholder and court approvals received
  - — Macquarie Airports announcement to undertake up to $1b on-market buy-back[1] and to sell partial interests in Copenhagen & Brussels airports
  - — Macquarie Infrastructure Group announcement to undertake on-market buy-back of up to 10% of securities on issue and to pursue public sale of 50% interest in Australian tollroad Westlink M7
  - — Macquarie Communications Infrastructure Group sale of its 28.7% interest in Global Tower Partners and concurrent partial tender offer for Exchangeable Bonds

1. Subject to MAp security holder approval

Specialist fund raising

- $A2.9b raised over the 3 months to 30 June 2008
- 69% from international investors and 97% into unlisted funds or syndicates



$Ab
15
12
9
6
3
0
3 months to 30 Jun 08
1H07
2H07
1H08
2H08
1Q09

Fund	Raising ($Ab)
Unlisted infrastructure	1.22
Listed Infrastructure	0.08
Unlisted Real Estate	1.06
Other	0.58
1Q09 TOTAL	**$A2.9b**

Funds raised by Macquarie and joint venture fund manager partners from 1 April 2008 to 30 June 2008, including equity raised via DRP. Includes committed, uncalled capital.

Outlook – current year

- Market conditions continue to make short-term forecasting more difficult than usual
- Solid start to the year, but current state of financial markets means that to repeat last year's record performance is becoming increasingly challenging
- However, over the medium term we continue to be well placed due to:
  - — Effective risk management
  - — Good businesses, committed quality staff
  - — Strength, diversification and global reach of our businesses
  - — Benefits of ongoing organic growth initiatives
  - — Continued strong global investor demand for quality assets
  - — Strong capital base
  - — No problem trading exposures and no material problem credit exposures
- Opportunities in current environment due to our strong capital position
- No change to longstanding Group strategy

- **Annual Reports, result announcements, and presentations:**

http://www.macquarie.com.au/au/about_macquarie/investor_information/annual_reports.htm

- **Management Discussion & Analysis:**

http://www.macquarie.com.au/au/about_macquarie/investor_information/annual_reports.htm

- **Result webcasts:**

http://www.macquarie.com.au/au/about_macquarie/investor_information/annual_reports.htm

- **Operational briefings – presentations and webcasts:**

http://www.macquarie.com.au/au/about_macquarie/investor_information/ops_briefings.htm

- **Conference presentations:**

http://www.macquarie.com.au/au/about_macquarie/investor_information/mbl_presentations.htm

- **Macquarie Specialist Funds Quarterly:**

http://www.macquarie.com.au/au/about_macquarie/investor_information/specialist_funds.htm

2 September 2008

BY FAX - ORIGINAL IN POST
(61 2 823 233 50)

Macquarie Group Ltd.
No. 1 Martin Place
Sydney, NSW 2000

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Notice of Change in Interests of Substantial Shareholder Under Section 671B dated 01 September 2008. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purposes of this Notice an outstanding share balance of 280,970,861 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Christopher Aquino
Compliance Associate

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

<u>To</u> Company Name/Scheme   Macquarie Group Ltd.

ACN/ARSN

1. Details of substantial holder(1)

Name   The Capital Group Companies, Inc.

ACN/ARSN (if applicable)   n/a

There was a change in the interests of the substantial holder on   01 September 2008

The previous notice was given to the company on   20 August 2008

The previous notice was dated   19 August 2008

The shares reported were owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	17,270,025 shares	6.1555%	20,563,048 shares	7.3186%

The shares being reported under this section are owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

3. Changes in relevant Interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
20 August 2008 Thru 01 September 2008	The Capital Group Companies, Inc.	Acquisition of Shares	Average price of 47.7768 AUD	3,293,023 Ordinary Shares	3,293,023

See Annexure A dated 19 August 2008

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 01 September 2008 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: David M. Givner Capacity: Associate Counsel

date 02 September 2008

sign here ________________

Annexure "A"

This is the Annexure of 6 pages marked Annexure "A" referred to in Form 604 signed by this corporation dated 1 September 2008.

The Capital Group Companies, Inc.

By: ________________________________

David M. Givner
Associate Counsel

Australia Annexure
Macquarie Group Ltd.

1 September 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44000300	277,918	
	44000500	22,017	
	44001800	5,117	
	44002000	51,105	
	44002300	13,937	
	44022700	3,449	
	44022900	34,811	
	44023900	7,886	
	44024600	15,047	
	44025900	25,202	
	44028100	6,177	
	44028600	7,798	
	44029600	6,538	
	44029700	13,667	
	44032100	8,475	
	44036500	115,720	
	44036900	18,146	
	44037400	3,650	
	44039600	16,851	
	44040900	16,433	
	44041200	4,415	
	44042000	52,616	
	44042100	2,298	
	44043000	4,299	
	44043200	9,418	
	44043700	2,849	
	44044000	4,289	
	44044700	5,447	
	44045900	36,719	
	44046700	1,604	
	44099400	22,990	
	44255000	83,390	
	44255500	32,687	
	44255900	11,356	
	44258000	504	
	44259200	8,499	
	44259300	8,510	
	44260104	8,586	
	44261300	37,973	
	44263800	1,671	
	44267200	7,899	
	44268600	6,937	
	44269700	1,870	
	44270600	18,170	
	44271500	10,682	
	44273000	4,973	
	44273400	2,782	
	44276200	4,097	
	44277700	20,796	
	44278600	2,318	
	44279100	6,542	
	44281200	5,502	
	44283000	1,251	
	44283700	2,126	

Australia Annexure
Macquarie Group Ltd.

1 September 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
	44283900	15,159	
	44286300	5,701	
	44287000	3,949	
	44288400	2,964	
	44288500	6,776	
	44294300	24,735	
	44295500	19,534	
	44296400	12,141	
	44298400	1,296	
	44301500	11,455	
	44302000	320	
	44302200	7,728	
	44304500	7,480	
	44308600	8,855	
	44313700	5,374	
	44315000	38,011	
	44316900	6,100	
	44317300	7,916	
	44318100	5,980	
	44318300	2,549	
	44321600	6,343	
	44323000	4,046	
	44326800	6,014	
	44328100	3,015	
	44328400	2,212	
	44331200	14,240	
	44335700	557	
	44336000	22,100	
	44336100	2,566	
	44339400	4,239	
	44342000	12,996	
	44343000	19,636	
	44343400	10,616	
	44343600	6,545	
	44344600	3,832	
	44344700	364	
	44344800	2,298	
	44345600	24,612	
	44346200	5,060	
	44346900	10,658	
	44347400	7,391	
	44348800	14,341	
	44349500	488	
	44351800	8,460	
	44351900	10,834	
	44352100	5,130	
	44352200	2,076	
	44352400	7,247	
	44353000	4,037	
	44353900	5,116	
	44356900	3,291	
	44357100	5,272	
	44357800	34,136	
	44358000	22,189	

Australia Annexure
Macquarie Group Ltd.

1 September 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
	44358800	22,098	
	44359100	3,343	
	44359200	34,054	
	44359400	13,636	
	44359700	1,626	
	44359800	31,197	
	44359900	16,734	
	44363400	22,955	
	44364600	10,910	
	44364700	4,969	
	44364900	11,814	
	44366400	1,370	
	44368900	2,112	
	44369400	9,667	
	44370400	13,340	
	44370700	953	
	44372500	9,330	
	44372600	8,400	
	44373100	2,512	
	44373700	4,700	
	44373900	1,432	
	44375500	10,959	
	44375700	2,400	
	44376300	6,690	
	44376400	7,200	
	44940300	85,701	
	44950900	48,608	
	44951300	40,132	
		2,020,831	
Capital International Limited	43051100	29,038	
	43051500	9,648	
	43057200	6,800	
	43057600	9,619	
	43057700	9,100	
	43060800	6,700	
	43355500	2,020	
	43356100	5,305	
	43360400	4,097	
	43400500	1,500	
	43401500	20,220	
	43404900	5,258	
	43406300	94,400	
	43411100	6,521	
	43411800	3,562	
	43412500	17,181	
	43412800	1,623	
	43417500	26,326	
	43417700	131,297	
	43417800	8,500	
	43418100	7,565	
	43418400	60,545	
	43418800	17,300	

Australia Annexure
Macquarie Group Ltd.

1 September 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
	43419300	40,100	
	43420200	27,962	
	43425300	7,093	
	43425700	25,100	
	43426200	52,051	
	43426300	132,075	
	43426700	96,448	
	43426800	25,586	
	43426900	55,616	
	43427100	83,600	
	43427200	6,500	
	43428300	11,300	
	43433200	15,500	
	43439200	57,800	
	43445200	18,469	
	43450500	25,538	
	43451200	19,967	
	43455200	11,718	
	43459100	5,704	
	43460100	2,610	
	43464600	7,940	
	43464700	21,938	
	43473300	7,340	
	43487500	18,900	
	43487600	24,600	
	43487700	5,900	
	43487800	5,929	
	43491400	10,940	
	43491600	7,890	
	43503400	1,096	
	43503800	4,320	
	43506200	4,550	
	43506400	2,900	
	43507400	1,507	
	43507500	3,131	
	43507600	6,690	
	43510600	50,288	
	43510700	6,100	
	43510900	25,123	
	43512000	21,980	
	43513300	4,750	
	43513600	14,582	
	43518500	6,700	
	43551200	2,160	
	43558600	26,639	
	43564200	13,331	
	43564300	12,110	
	43565400	9,800	
	43570200	1,983	
	43570300	815	
	43573100	21,553	
	43574200	23,000	
	43575100	19,700	
	43583100	236,152	

Australia Annexure
Macquarie Group Ltd.

1 September 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
		1,837,199	
Capital International S.A.	45415100	4,830	
	45415200	8,542	
	45426000	64,966	
	45441300	1,171	
	45464300	7,410	
	45464400	6,900	
	45491200	3,250	
	45491500	6,847	
	45500200	27,600	
	45500300	52,602	
	45500800	20,700	
	45503100	4,707	
	45503200	4,390	
	45503300	11,800	
	45507200	5,820	
	45507300	4,500	
	45508100	5,536	
	45508200	11,200	
	45508400	7,165	
	45508500	4,616	
	45515100	11,408	
	45516200	42,762	
	45520900	3,769	
	45521100	13,032	
	45522000	4,990	
	45530000	18,517	
	45590100	233,710	
	45590400	3,178	
		595,918	
Capital International, Inc.	46055500	28,530	
	46056600	3,273	
	46056800	5,526	
	46060700	64,955	
	46452300	61,492	
	46456000	13,965	
	46457400	19,721	
	46457500	3,817	
	46458500	1,310	
	46520100	143,701	
	46520300	10,359	
	46520500	5,960	
	46520800	9,177	
	46522100	7,135	
	46522600	4,364	
	46600000	19,312	
	46601000	2,005	
	46601800	9,423	
	46602000	1,484	
	46642200	44,148	

Australia Annexure
Macquarie Group Ltd.

1 September 2008

CG Investment Management Company	Account Number	Number of Shares	% Held
		459,657	
Capital Research and Management Company	11000006	1,152,185	
	11000007	5,830,475	
	11000016	6,431,600	
	11000073	685,183	
	11000077	1,450,000	
	11000813	90,000	
	11000834	10,000	
		15,649,443	
GRAND TOTAL		**20,563,048**	**7.32%**

Nominee List

Macquarie Group Ltd.
01 September 2008

Nominee Name		
ANZ Nominees Level 25, Collins Street GPO Box 2842 AA Melbourne 3001 VIC		
43060800		6,700
43426700		96,448
43507600		6,690
43512000		21,980
43513300		4,750
43551200		2,160
44359100		3,343
44364900		11,814
44372500		9,330
45500800		20,700
45503100		4,707
46056800		5,526
46452300		61,492
46520800		9,177
	Total Shares:	264,817
ANZ Nominees Limited (Melbourne) GPO Box 2842AA Melbourne, Victoria 3001 Australia		
43411800		3,562
43417800		8,500
43451200		19,967
43510600		50,288
44328100		3,015
46457500		3,817
	Total Shares:	89,149
Australia & New Zealand Banking Grp Ltd 35, Elisabeth Street PO Box 2842AA Melbourne VIC 3000		
43404900		5,258
44294300		24,735
	Total Shares:	29,993
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY		
46522600		4,364
	Total Shares:	4,364
Bankers Trust Australia Level 9, The Chifley Tower 2, Chifley Square		

Nominee List

Macquarie Group Ltd.
01 September 2008

Nominee Name		
Sydney NSW 2000, Australia		
43051100		29,038
43057200		6,800
44036900		18,146
44040900		16,433
44041200		4,415
44263800		1,671
44268600		6,937
44269700		1,870
44283700		2,126
44283900		15,159
44298400		1,296
46456000		13,965
	Total Shares:	117,856
Brown Bros.		
One Mellon Bank Center		
Pittsburgh, PA 15258		
45530000		18,517
	Total Shares:	18,517
Chase Manhattan Bank Australia Limited		
Level 36 World Trade Centre		
Jamison Street		
Sydney, NSW 2000 Australia		
11000006		1,152,185
11000007		5,830,475
11000016		6,431,600
43411100		6,521
43418100		7,565
43418400		60,545
43439200		57,800
43503400		1,096
43510900		25,123
44000300		277,918
44000500		22,017
44001800		5,117
44002000		51,105
44002300		13,937
44022900		34,811
44024600		15,047
44028600		7,798
44036500		115,720
44043000		4,299
44099400		22,990
44255000		83,390
44255500		32,687
44255900		11,356
44270600		18,170

Nominee List

Macquarie Group Ltd.
01 September 2008

Nominee Name		
44288500		6,776
44352400		7,247
44359200		34,054
45500200		27,600
45500300		52,602
46520300		10,359
46522100		7,135
46642200		44,148
	Total Shares:	14,479,193
Chase Manhattan Nominee Ltd. Australia		
43417700		131,297
44258000		504
44259200		8,499
44259300		8,510
44352100		5,130
44352200		2,076
44359900		16,734
44376300		6,690
44940300		85,701
44950900		48,608
44951300		40,132
45491200		3,250
45491500		6,847
45590100		233,710
46601000		2,005
	Total Shares:	599,693
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD		
44353900		5,116
	Total Shares:	5,116
Citibank Australia		
46056600		3,273
	Total Shares:	3,273
Citibank NA Toronto		
46600000		19,312
	Total Shares:	19,312
Citicorp Nominees PTY Ltd Level 26, Mitre 502-30 101 Collins Street Melbourne, Victoria 3000		
43426300		132,075

Nominee List

Macquarie Group Ltd.
01 September 2008

Nominee Name		
43507400		1,507
43507500		3,131
44276200		4,097
	Total Shares:	140,810
Commonwealth Bank of Australia Level 7, Bank House, 309-315 George St. Sydney NSW 2000 Australia		
44042000		52,616
44267200		7,899
44278600		2,318
44286300		5,701
44304500		7,480
44318300		2,549
	Total Shares:	78,563
DBS Nominees Pte. Ltd. 6 Shenton Way Singapore 0106		
11000073		685,183
	Total Shares:	685,183
Hong Kong Bank Australia Level 8 1, O'Connell St, GPO Box 5302 Sydney NSW 2001		
43401500		20,220
	Total Shares:	20,220
HSBC 2 Leboh Ampang 50100 Kuala Lumpur, Malaysia		
43356100		5,305
45441300		1,171
	Total Shares:	6,476
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA		
43464600		7,940
43473300		7,340
	Total Shares:	15,280
Investors Bank & Trust Co.		
44368900		2,112
	Total Shares:	2,112

Nominee List

Macquarie Group Ltd.
01 September 2008

Nominee Name		
JP Morgan Chase Bank		
11000834		10,000
43406300		94,400
45590400		3,178
46601800		9,423
	Total Shares:	117,001
Mellon Bank N.A. London Branch London United Kingdom		
44042100		2,298
44356900		3,291
44358000		22,189
44369400		9,667
44372600		8,400
44373100		2,512
	Total Shares:	48,357
National Australian Bank LTD. 271 Collins St. 5th Floor South Melbourne, Victoria 3000		
43057700		9,100
43417500		26,326
43418800		17,300
43419300		40,100
43426800		25,586
43427200		6,500
43428300		11,300
43433200		15,500
43455200		11,718
43459100		5,704
43460100		2,610
43491400		10,940
43506400		2,900
43510700		6,100
43513600		14,582
43564200		13,331
43570300		815
43574200		23,000
43575100		19,700
44025900		25,202
44028100		6,177
44032100		8,475
44037400		3,650
44043700		2,849
44044000		4,289
44046700		1,604

Nominee List

Macquarie Group Ltd.
01 September 2008

Nominee Name		
44273400		2,782
44279100		6,542
44295500		19,534
44301500		11,455
44302200		7,728
44321600		6,343
44323000		4,046
44326800		6,014
44328400		2,212
44331200		14,240
44343400		10,616
44344600		3,832
44344700		364
44344800		2,298
44346200		5,060
44346900		10,658
44347400		7,391
44349500		488
44351900		10,834
44353000		4,037
44366400		1,370
44373700		4,700
44373900		1,432
44375500		10,959
45464300		7,410
45464400		6,900
45503200		4,390
45507300		4,500
45515100		11,408
45520900		3,769
45521100		13,032
45522000		4,990
46458500		1,310
46520500		5,960
	Total Shares:	533,962

National Nominees
82 Pitt Street
Sydney, NSW 2000
Australia

44315000		38,011
44339400		4,239
44343000		19,636
44343600		6,545
	Total Shares:	68,431

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate

Nominee List

Macquarie Group Ltd.
01 September 2008

Nominee Name		
London EC2M 3XS		
43426900		55,616
44376400		7,200
	Total Shares:	62,816
State Street Bank & Trust Co.		
44375700		2,400
	Total Shares:	2,400
Westpac Banking Corp		
43051500		9,648
43400500		1,500
43412500		17,181
43412800		1,623
43425300		7,093
43426200		52,051
43427100		83,600
43487500		18,900
43518500		6,700
43573100		21,553
44022700		3,449
44023900		7,886
44029700		13,667
44277700		20,796
44281200		5,502
44359700		1,626
44364700		4,969
45415100		4,830
45508100		5,536
45508200		11,200
45508400		7,165
45516200		42,762
	Total Shares:	349,237
Westpac Custodian Nominees 50 Pitt Street, 8th Floor Sydney, NSW 2000 Australia		
11000077		1,450,000
11000813		90,000
43057600		9,619
43355500		2,020
43360400		4,097
43420200		27,962
43425700		25,100
43445200		18,469
43450500		25,538
43464700		21,938
43487600		24,600
43487700		5,900

Nominee List

Macquarie Group Ltd.
01 September 2008

Nominee Name	
43487800	5,929
43491600	7,890
43503800	4,320
43506200	4,550
43558600	26,639
43564300	12,110
43565400	9,800
43570200	1,983
43583100	236,152
44029600	6,538
44039600	16,851
44043200	9,418
44044700	5,447
44045900	36,719
44260104	8,586
44261300	37,973
44271500	10,682
44273000	4,973
44283000	1,251
44287000	3,949
44288400	2,964
44296400	12,141
44302000	320
44308600	8,855
44313700	5,374
44316900	6,100
44317300	7,916
44318100	5,980
44335700	557
44336000	22,100
44336100	2,566
44342000	12,996
44345600	24,612
44348800	14,341
44351800	8,460
44357100	5,272
44357800	34,136
44358800	22,098
44359400	13,636
44359800	31,197
44363400	22,955
44364600	10,910
44370400	13,340
44370700	953
45415200	8,542
45426000	64,966
45503300	11,800
45507200	5,820
45508500	4,616

Nominee List

Macquarie Group Ltd.
01 September 2008

Nominee Name		
46055500		28,530
46060700		64,955
46457400		19,721
46520100		143,701
46602000		1,484
	Total Shares:	2,800,917

END